 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)

PLACER DOME INC.

(Name of Subject Company (Issuer))

BARRICK GOLD CORPORATION

 (Name of Filing Person (Bidder))

Common Shares

 (Title of Class of Securities)
725906101

 (CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

 (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

This Amendment n.21 amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2005 by Barrick Gold Corporation (“Barrick”).

The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, at the election of the shareholder of Placer Dome: (a) US$22.50, in cash for each Share; or (b) 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to proration.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal, filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO, as amended by the notice of variation and extension dated January 4, 2006 (the “First Notice”) and by the notice of extension and subsequent offering period dated January 20, 2006 (the “Second Notice”) filed, respectively, as Exhibit 1.6 and Exhibit 1.8 to Schedule TO.

Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular, as amended by the First Notice and the Second Notice.

Item 4  Terms of the Transaction

On January 31, 2006, Barrick has advised shareholders of Placer Dome that the Offer will expire on February 3, 2006 (6 p.m. Toronto time) and that intermediaries have established tendering cut-off times that are up to 48 hours prior to the expiry time. Shareholders of Placer Dome must instruct their brokers or other intermediaries promptly, if they wish to tender. In addition, U.S. banks and brokers are advised that the The Depositary Trust Company (“DTC”) has set Noon Toronto time on February 2, 2006 as the deadline for banks and brokers who wish to tender their clients’ Shares through DTC.

Item 12 Exhibits

As permitted by General Instruction F to Schedule TO, Item 12 of the Schedule TO is hereby amended and supplemented to include:

Exhibit	Description
(a)(21)(1.1)	Barrick’s press release, dated January 31, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on February 1, 2006)

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name: Sybil E. Veenman Title: Vice President, Assistant General Counsel and Secretary Date: February 1, 2006

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EXHIBIT INDEX

Exhibit	Description
(a)(21)(1.1)	Barrick's press release, dated January 31, 2006 (incorporated by reference to Barrick's filing pursuant to Rule 425 on February 1, 2006)

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